Item 77 C attachment:


On January 25, 2006, TIAA-CREF Institutional Mutual Funds (the "Funds") held a special shareholder meeting so that shareholders of some of its Funds could consider and vote upon certain matters. A summary of these matters and the results of the shareholder meeting are included in the Funds' March 31, 2006 semi-annual reports, which are included in the Funds' 2006 semi-annual N-CSR filing with the Securities and Exchange Commission.